UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

         Information to be Included in Statements Filed Pursuant to
    Rule 13d-11(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Securities Exchange Act of 1934
                           (Amendment No. __)

                     Miller Diversified Corporation
                     ------------------------------
                            (Name of Issuer)

                              Common Stock
                     ------------------------------
                     (Title of Class of Securities)

                              600 520 308
                             --------------
                             (CUSIP Number)

                           David C. Roos, Esq.
                             Moye Giles LLP
                    1400 Sixteenth Street, 6th Floor
                            Denver, CO 80202
                             (303) 292-2900
            -------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                              April 4, 2005
         -------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600 520 308             13D                      Page 2 of 4 Pages

1. Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only).

    Norman M. Dean

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) [    ]
    (b) [    ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    PF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e) [   ]

6.  Citizenship or Place of Organization
    U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7.  Sole Voting Power
    1,825,881

8.  Shared Voting Power
    45,905(1)

9.  Sole Dispositive Power
    1,825,881

10. Shared Dispositive Power
    45,905(1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,871,786

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [    ]

13. Percent of Class Represented by Amount in Row (11)
    29.2%

14. Type of Reporting Person (See Instructions)
    IN





------------------

(1) Consists of shares of common stock owned by the spouse of the Reporting Person.

CUSIP No:  600 520 308             13D                      Page 3 of 4 Pages

Item 1.  Security and Issuer

This statement relates to the common stock, $0.0001 par value per share (the Common Stock), of Miller Diversified Corporation (the Issuer). The principal executive offices of the Issuer are located at 23360 Weld County Road 35, LaSalle, Colorado 80645.

Item 2.  Identity and Background

The person filing this statement is: Norman M. Dean, 23360 Weld County Road 35, LaSalle, Colorado 80645. Mr. Dean is the Chairman of the Board and a director of the Issuer.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person acquired the Common Stock beneficially owned by him using his personal funds.

The Reporting Person did not acquire the Common Stock beneficially owned by him using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.

Item 4.  Purpose of Transaction

The Reporting Person acquired the shares of Common Stock beneficially owned by him for investment purposes. Except for possible transactions contemplated in the Form 10-KSB for the Issuer for the year ended August 31, 2004 under ITEM 1. DESCRIPTION OF BUSINESS-GENERAL DEVELOPMENT OF BUSINESS, the Reporting
Person has no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may acquire or dispose of shares of Common Stock in the future, but has no current plans or proposals to do so.

Item 5.  Interest in Securities of the Issuer

The Reporting Person beneficially owns 1,871,786 shares of Common Stock, which represents approximately 29.2% of the outstanding shares of Common Stock of the Issuer.

The Reporting Person purchased 300,000 shares of Common Stock at a price of approximately $0.48 per share on or about April 4, 2005. The purchase was effected in the over-the-counter market. The Reporting Person has not effected any other transactions in the securities of the Issuer during the last 60 days.

CUSIP No:  600 520 308             13D                       Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

None.


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    April 18, 2005
                                    --------------
                                    (Date)


                                    /s/ Norman M. Dean
                                    ------------------------------
                                    Norman M. Dean